

Mail Stop 4720

April 26, 2016

Via E-mail
Mr. Robert L. Rosiello
Executive Vice President, Chief Financial Officer
Valeant Pharmaceuticals International, Inc.
2150 St. Elzéar Blvd. West
Laval, Quebec
Canada H7L 4A8

> **Re: Valeant Pharmaceuticals International, Inc.**
> **Form 8-K filed October 19, 2015**
> **Form 8-K filed March 15, 2016, as amended**
> **File No. 001-14956**

Dear Mr. Rosiello:

We have completed our review of the above referenced filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Accounting Branch Chief
Office of Healthcare and Insurance